Exhibit 5

BY-LAW NO. 1A

OF

MICROMEM TECHNOLOGIES INC.

A BY-LAW TO AMEND SECTION 29 OF BY-LAW NO. 1 OF THE
CORPORATION RESPECTING THE REQUIREMENT FOR THE
PRESIDENT TO BE APPOINTED FROM AMONGST
 THE DIRECTORS OF THE CORPORATION

BE IT ENACTED and it is hereby enacted as a by-law of Micromem Technologies Inc. (hereinafter, the "Corporation") as follows:

Section 29 of By-Law No. 1 of the Corporation entitled, "A By-Law Relating Generally to the Transaction of the Business and Affairs of Mine Lake Minerals Inc.", is hereby amended such that the following sentence:

"The President shall be appointed from amongst the directors."

is hereby removed in its entirety and replaced with the following sentence:

"The President may be but shall not be required to be appointed from amongst the directors."

PASSED the 30th day of June, 1999.

/s/ Sam Fuda
Name: Sam Fuda
Title: Chairman and Secretary